Exhibit 99.1

LOTUS TECH

group-lotus.com

Lotus Technology Reports Unaudited Second Quarter and First Half 2025 Financial Results

•	Delivered over 2,800 vehicles[1] and achieved total revenue of $218 million in the first half of 2025

•	The operating loss in the first half 2025 narrowed approximately 40% year-on-year to $263 million

•	Received up to approximately $500 million funding commitment from institutional investors and strategic partners

•	Lotus Robotics entered into MOU with a strategic partner for strategic collaboration on intelligent driving, exploring Robotaxi development in Saudi Arabia.

New York – August 29, 2025 – Lotus Technology Inc. (“Lotus Tech” or the “Company”), a leading global intelligent and luxury mobility provider, today announced its unaudited financial results for the second quarter and half year ended June 30, 2025.

Operating Highlights of the First Half of 2025

In the first half of 2025, the Company achieved total deliveries1 of 2,813 units, representing a transitional period characterized by the tariff impact, gradual destocking and the phased commencement of upgraded model deliveries.

Deliveries in the first half of 2025 was primarily contributed by the China market. With customer deliveries of upgraded models rolled out in the second quarter, the upgraded Eletre hyper SUV has become a dominant player in China’s premium luxury BEV SUV segment2 in the second quarter of 2025. Deliveries of sportscars to the North America were disrupted in the second quarter due to tariff issues but have resumed since July.

Deliveries1 by Model Type

	1H 2025	1H 2024	% Change (YoY)
Lifestyle SUV and Sedan	1,922	2,428	(21)%
Sportscars	891	2,476	(64)%
Total	2,813	4,904	(43)%

Deliveries1 by Region

	1H 2025	1H 2025%	1H 2024	1H 2024%
Europe	858	31%	1,459	30%
China	1,403	50%	1,239	25%
North America	430	15%	1,278	26%
Rest of the World	122	4%	928	19%
Total	2,813	100%	4,904	100%

On June 30, 2025, Etika Automotive Sdn Bhd (“Etika”) exercised its put option, requiring the Company to purchase 49% of equity interests in Lotus Advance Technologies Sdn (“Lotus UK”) held by Etika. With Geely having exercised a similar put option in April 2025, the Company is now expected to acquire 100% of the equity interests of Lotus UK by 2025, subject to potential regulatory approvals. Upon completion, the Company will gain control over Lotus UK and consolidate its financial results. The strategic transaction will enable the Company to integrate all businesses and operations under the Lotus brand. The acquisition will be conducted through non-cash transactions based on pre-agreed prices.

LOTUS TECH

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Financial Highlights of the First Half of 2025

●	Total revenues for the first half of 2025 was $218 million, a 45% YoY decrease.
●	Gross margin for the first half was 8.2%, versus 12.8% for the first half of 2024.
●	Operating loss was $263 million for the first half of 2025, narrowed by 40% YoY.
●	Net loss was $313 million for the first half of 2025, narrowed by 32% YoY.
●	Adjusted EBITDA (non-GAAP) was a loss of $240 million for the first half of 2025, narrowed by 37% YoY.

Key Financial Results

The table below summarizes key preliminary financial results for the half year ended June 30, 2025.

(in millions of U.S. dollars, unaudited)

	1H 2025	1H 2024	% Change (YoY)
Revenue	218	398	(45)%
Cost of revenue	200	347	(42)%
Gross profit	18	51	(65)%
Gross margin (%)	8%	13%	-
Operating loss	(263)	(438)	(40)%
Net loss	(313)	(460)	(32)%
Adjusted net loss(A)	(311)	(424)	(27)%
Adjusted EBITDA(A)	(240)	(382)	(37)%

(A) Non-GAAP measure. See “Non-GAAP Financial Measures” and “Appendix D – Unaudited Reconciliation of GAAP and Non-GAAP results (Adjusted net loss/Adjusted EBITDA)” for details and a reconciliation of adjusted metrics to the nearest GAAP measure.

Recent Developments

●	New Sources of Funding: On August 19, 2025, the Company entered into a securities purchase agreement with ATW Partners, pursuant to which the Company agreed to issue and sell convertible notes for up to an aggregate principal amount of $300 million. Pursuant to this agreement, the Company issued notes in the original principal amount of $10 million on August 19, 2025, and up to $290 million in aggregate principal amount of additional convertible notes may be issued upon satisfaction of certain conditions. On July 28, 2025, the Company entered into a Master Credit Facility Framework Agreement with Zhejiang Geely Holding Group Company Limited (“Geely”), pursuant to which Geely agrees to provide (including through its affiliates) the Company and its affiliates with a non-revolving credit facility of up to RMB1,600,000,000.
●	Goodwood Festival of Speed: In July, Lotus announced its official return to Goodwood Festival by unveiling the “Emira Cup” race car at the event. Lotus also exhibited the concept car “Theory 1”, with a full lineup including hypercar Evija, Emeya hyper GT, Eletre hyper SUV, Emira, as well as legacy race cars, to numerous Goodwood visitors.
●	Strategic Partnership: Lotus Robotics, a wholly-owned subsidiary of the Company has entered into a Memorandum of Understanding (MoU) with a strategic partner to pursue a strategic collaboration in AI and intelligent driving technologies, including the exploration of a Robotaxi project in Saudi Arabia.

CEO and CFO Comments

Mr. Qingfeng Feng, Chief Executive Officer, commented: "Amidst volatile market condition, our ability to deliver standout performance in China's fiercely competitive landscape underscores the resilience of our strategy. We are grateful to our investors for their confidence in our vision – the recent capital injections have not only fortified our cash positions but will also accelerate our transformation into a next-generation mobility leader. We are confident that we will further strengthen our operations and deliver sustainable value for our shareholders over the long-term."

Dr. Daxue Wang, Chief Financial Officer, commented: "With deliveries of the upgraded models ramping up in China during the second quarter, we achieved a QoQ revenue growth of 35%, a testament to our product competitiveness. Notably, our gross margin has rebounded meaningfully from the trough as compared with the full year of 2024, supported by disciplined cost controls. We remain committed to enhancing operational efficiency to continue to deliver value for our customers, partners, and shareholders.”

LOTUS TECH

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Operating and Financial Results of the Second Quarter of 2025

●	Total deliveries[1] for the second quarter of 2025 was 1,410 units, a 49% YoY decrease.
●	Total revenues for the second quarter of 2025 were $126 million, a 44% YoY decrease.
●	Gross margin for the second quarter of 2025 was 5.4%, versus 9.2% for the same period of 2024.
●	Net loss for the second quarter was $130 million, narrowed by 36% YoY.
●	Adjusted EBITDA (non-GAAP) was a loss of $103 million for the second quarter of 2025, narrowed by 42% YoY.

Deliveries1 by Model Type

	2Q 2025	2Q 2024	% Change (YoY)
Lifestyle SUV and Sedan	1,170	1,385	(16)%
Sportscars	240	1,354	(82)%
Total	1,410	2,739	(49)%

Key Financial Results

The table below summarizes key preliminary financial results for the second quarter in 2025.

(in millions of U.S. dollars, unaudited)

	2Q 2025	2Q 2024	% Change (YoY)
Revenue	126	225	(44)%
Cost of Revenue	119	204	(42)%
Gross profit	7	21	(67)%
Gross margin (%)	5%	9%	-
Operating loss	(160)	(204)	(22)%
Net loss	(130)	(202)	(36)%
Adjusted net loss(A)	(128)	(201)	(36)%
Adjusted EBITDA(A)	(103)	(177)	(42)%

(A) Non-GAAP measure. See “Non-GAAP Financial Measures” and “Appendix D – Unaudited Reconciliation of GAAP and Non-GAAP results (Adjusted net loss/Adjusted EBITDA)” for details and a reconciliation of adjusted metrics to the nearest GAAP measure.

Conference Call

Lotus Tech management will host an earnings conference call at 8:00 AM U.S. Eastern Time on Friday, August 29, 2025 (14:00 Central European Time / 20:00 China Standard Time on the same day).

There will be a live audio webcast and replay available following completion of the call on the Company’s investor relations website at https://ir.group-lotus.com/.

For participants who wish to join the call, please complete online registration prior to the scheduled call start time using the link provided below. Upon registration, participants will receive a confirmation email with conference call access information, including dial-in numbers and a unique PIN. Participant online registration link: https://register-conf.media-server.com/register/BI4ba350436871458691c94dca92e18e7c

Note 1: Including commissioned deliveries in US market.

The volume of delivery previously announced by the Company was based on the number of vehicles invoiced in the China market and the number of vehicles in relation to which revenue had been recognized for markets outside China, and included commissioned deliveries in the US market. Starting from the three months ended June 30, 2025, the presentation of delivery data has been unified and the volume of delivery reported represents the number of vehicles in relation to which revenue has been recognized for all markets and includes commissioned deliveries in the US market. Historical data presented in this press release has been adjusted to reflect this change.

Note 2: Based on market data of invoiced deliveries. Premium luxury SUV refers to EV SUV models pricing over RMB 550,000.

– END –

LOTUS TECH

group-lotus.com

About Lotus Technology Inc.

Lotus Technology Inc. has operations across the UK, the EU and China. The Company is dedicated to delivering luxury lifestyle battery electric vehicles, with a focus on world-class R&D in next-generation automobility technologies such as electrification, digitalisation and more. For more information about Lotus Technology Inc., please visit www.group-lotus.com.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, including adjusted net loss and adjusted EBITDA in evaluating its operating results and for financial and operational decision-making purposes. Adjusted net loss represents net loss excluding share-based compensation expenses, and such adjustment has no impact on income tax. Lotus Tech defines adjusted EBITDA as net loss excluding interest income, interest expense, income tax expenses, depreciation of property, equipment and software, and share-based compensation expenses. The Company believes that non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. Non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance. For more information on non-GAAP financial measures, please see "Appendix D – Unaudited Reconciliation of GAAP and Non-GAAP Results (Adjusted net loss/Adjusted EBITDA)" set forth at the end of this press release.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology although not all forward-looking statements contain such terminology. Forward-looking statements involve inherent risks and uncertainties, including those identified under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Lotus Tech undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contact Information

For investor inquiries

ir@group-lotus.com

LOTUS TECH

group-lotus.com

Appendix A

Lotus Technology Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	June 30, 2025	December 31, 2024
	US$	US$
ASSETS
Current assets
Cash	67,849	103,072
Restricted cash	420,971	379,293
Accounts receivable – third parties, net	54,193	117,076
Accounts receivable – related parties, net	110,143	107,816
Inventories	164,411	188,582
Prepayments and other current assets – third parties, net	87,044	72,541
Prepayments and other current assets – related parties, net	149,010	74,558

Total current assets	1,053,621	1,042,938

Non-current assets
Restricted cash	2,728	2,572
Investment securities – related parties	2,158	2,221
Securities pledged to an investor	320,734	315,796
Loan receivable from a related party	302,632	269,539
Property, equipment and software, net	243,265	316,447
Intangible assets	116,485	116,500
Operating lease right-of-use assets	126,648	144,029
Equity method investments	12,126	7,499
Other non-current assets – third parties	70,829	67,009
Other non-current assets – related parties	878	1,113

Total non-current assets	1,198,483	1,242,725

Total assets	2,252,104	2,285,663

LOTUS TECH

group-lotus.com

Lotus Technology Inc.

Unaudited Condensed Consolidated Balance Sheets (Con’d)

(All amounts in thousands)

	As of
	June 30, 2025	December 31, 2024
	US$	US$
LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities
Short term borrowings – third parties	633,278	602,949
Short-term borrowings – related parties	390,406	199,570
Accounts payable – third parties	84,020	61,752
Accounts payable – related parties	358,891	410,433
Contract liabilities – third parties	27,666	33,964
Operating lease liabilities – third parties	11,493	14,094
Accrued expenses and other current liabilities – third parties	322,408	389,791
Accrued expenses and other current liabilities – related parties	234,207	214,760
Share buyback forward liabilities	49,575	117,059
Put option liabilities – third parties	-	309,115
Convertible notes - related parties	123,544	113,910

Total current liabilities	2,235,488	2,467,397

Non-current liabilities
Contract liabilities – third parties	7,570	8,683
Operating lease liabilities – third parties	64,794	68,331
Operating lease liabilities – related parties	4,025	10,729
Put option liabilities – third parties	363,521	-
Warrant Liabilities	1,618	3,340
Exchangeable notes	125,853	102,999
Convertible notes - third parties	63,855	74,246
Convertible notes - related parties	75,502	-
Deferred income	295,114	293,923
Other non-current liabilities – third parties	115,789	114,770
Other non-current liabilities – related parties	1,537	1,471

Total non-current liabilities	1,119,178	678,492

Total liabilities	3,354,666	3,145,889

LOTUS TECH

group-lotus.com

Lotus Technology Inc.

Unaudited Condensed Consolidated Balance Sheets (con’d)

(All amounts in thousands)

	As of
	June 30, 2025	December 31, 2024
	US$	US$
SHAREHOLDERS’ DEFICIT
Ordinary shares	7	7
Additional paid-in capital	1,846,655	1,785,664
Accumulated other comprehensive income	65,260	55,165
Accumulated deficit	(3,006,736)	(2,693,698)

Total shareholders' deficit attributable to ordinary shareholders	(1,094,814)	(852,862)
Noncontrolling interests	(7,748)	(7,364)
Total shareholders' deficit	(1,102,562)	(860,226)

Total liabilities and shareholders' deficit	2,252,104	2,285,663

LOTUS TECH

group-lotus.com

Appendix B

Lotus Technology Inc.

Unaudited Condensed Consolidated Statements of Comprehensive loss

(All amounts in thousands, except for share and per share/ADS data)

	For the Six Months Ended June 30,
	2025	2024
	US$	US$
Revenues:
Sales of goods	197,485	382,893
Service revenues	20,841	15,222
Total revenues	218,326	398,115
Cost of revenues:
Cost of goods sold	(184,885)	(340,882)
Cost of services	(15,575)	(6,321)
Total cost of revenues	(200,460)	(347,203)
Gross profit	17,866	50,912
Operating expenses:
Research and development expenses	(92,305)	(174,854)
Selling and marketing expenses	(78,995)	(204,274)
General and administrative expenses	(114,860)	(111,978)
Government grants	4,866	2,488
Total operating expenses	(281,294)	(488,618)
Operating loss	(263,428)	(437,706)
Interest expenses	(33,641)	(11,708)
Interest income	13,157	8,658
Investment income, net	9,400	3,496
Foreign currency exchange gains (losses), net	40,525	(4,429)
Changes in fair values of liabilities, excluding impact of instrument-specific credit risk	(68,084)	(18,567)
Loss before income taxes and share of results of equity method investments	(302,071)	(460,256)
Income tax expense	(15,043)	(355)
Share of results of equity method investments	4,074	359
Net loss	(313,040)	(460,252)
Less: Net loss attributable to noncontrolling interests	(2)	(933)
Net loss attributable to ordinary shareholders	(313,038)	(459,319)
Accretion of redeemable convertible preferred shares	-	(2,979)
Net loss available to ordinary shareholders	(313,038)	(462,298)
Loss per ordinary share[1]
—Basic and diluted	(0.47)	(0.75)
Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share[1]
—Basic and diluted	659,335,966	616,941,673

1 Shares outstanding for all periods reflect the adjustment for recapitalization upon the consummation of merger transaction in February 2024.

LOTUS TECH

group-lotus.com

Lotus Technology Inc.

Unaudited Condensed Consolidated Statements of Comprehensive loss (cont’d)

(All amounts in thousands, except for share and per share/ADS data)

	For the Six Months Ended June 30,
	2025	2024
	US$	US$
Net loss	(313,040)	(460,252)

Other comprehensive income:
Fair value changes of liabilities due to instrument-specific credit risk, net of nil income taxes	16,427	(401)
Foreign currency translation adjustment, net of nil income taxes	(6,332)	412

Total other comprehensive income	10,095	11

Total comprehensive loss	(302,945)	(460,241)
Less: Total comprehensive loss attributable to noncontrolling interests	(2)	(933)
Total comprehensive loss attributable to ordinary shareholders	(302,943)	(459,308)

LOTUS TECH

group-lotus.com

Appendix C

Lotus Technology Inc.

Unaudited Condensed Consolidated Statements of Comprehensive loss

(All amounts in thousands, except for share and per share/ADS data)

	For the Three Months Ended June 30,
	2025	2024
	US$	US$
Revenues:
Sales of goods	112,877	222,109
Service revenues	12,626	2,924
Total revenues	125,503	225,033
Cost of revenues:
Cost of goods sold	(107,052)	(201,609)
Cost of services	(11,734)	(2,826)
Total cost of revenues	(118,786)	(204,435)
Gross profit	6,717	20,598
Operating expenses:
Research and development expenses	(43,703)	(70,162)
Selling and marketing expenses	(39,411)	(100,785)
General and administrative expenses	(84,196)	(55,008)
Government grants	160	969
Total operating expenses	(167,150)	(224,986)
Operating loss	(160,433)	(204,388)
Interest expenses	627	(7,761)
Interest income	6,491	6,993
Investment income, net	4,760	4,890
Foreign currency exchange gains, net	26,678	2,238
Changes in fair values of liabilities, excluding impact of instrument-specific credit risk	1,587	(3,944)
Loss before income taxes and share of results of equity method investments	(120,290)	(201,972)
Income tax expense	(14,411)	(213)
Share of results of equity method investments	4,486	158
Net loss	(130,215)	(202,027)
Less: Net loss attributable to noncontrolling interests	-	(577)
Net loss attributable to ordinary shareholders	(130,215)	(201,450)
Accretion of redeemable convertible preferred shares	-	-
Net loss available to ordinary shareholders	(130,215)	(201,450)
Loss per ordinary share[1]
—Basic and diluted	(0.20)	(0.30)
Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share[1]
—Basic and diluted	659,341,465	675,454,342

1 Shares outstanding for all periods reflect the adjustment for recapitalization upon the consummation of merger transaction in February 2024.

LOTUS TECH

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Lotus Technology Inc.

Unaudited Condensed Consolidated Statements of Comprehensive loss (con’d)

(All amounts in thousands, except for share and per share/ADS data)

	For the Three Months Ended June 30,
	2025	2024
	US$	US$
Net loss	(130,215)	(202,027)

Other comprehensive income:
Fair value changes of liabilities due to instrument-specific credit risk, net of nil income taxes	9,649	(226)
Foreign currency translation adjustment, net of nil income taxes	(1,691)	1,827

Total other comprehensive income	7,958	1,601

Total comprehensive loss	(122,257)	(200,426)
Less: Total comprehensive loss attributable to noncontrolling interests	-	(577)
Total comprehensive loss attributable to ordinary shareholders	(122,257)	(199,849)

LOTUS TECH

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Appendix D

Lotus Technology Inc.

Unaudited Reconciliation of GAAP and Non-GAAP results (Adjusted net loss/Adjusted EBITDA)

(All amounts in thousands)

	For the Six Months Ended June 30,
	2025	2024
	US$	US$
Net loss	(313,040)	(460,252)
Share-based compensation expenses	2,215	35,894
Adjusted net loss	(310,825)	(424,358)
Net loss	(313,040)	(460,252)
Interest expenses	33,641	11,708
Interest income	(13,157)	(8,658)
Income tax expense	15,043	355
Share-based compensation expenses	2,215	35,894
Depreciation	35,652	39,286
Adjusted EBITDA	(239,646)	(381,667)

	For the Three Months Ended June 30,
	2025	2024
	US$	US$
Net loss	(130,215)	(202,027)
Share-based compensation expenses	2,154	571
Adjusted net loss	(128,061)	(201,456)
Net loss	(130,215)	(202,027)
Interest expenses	(627)	7,761
Interest income	(6,491)	(6,993)
Income tax expense	14,411	213
Share-based compensation expenses	2,154	571
Depreciation	17,525	23,112
Adjusted EBITDA	(103,243)	(177,363)